Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Getaround, Inc.

Commission File No. 001-40152

Date: November 17, 2022

Getaround Announces Executive Team and Board Finance Leadership

Tom Alderman succeeds Laura Onopchenko as CFO; Ravi Narula will join as Director and

Audit Committee Chair upon closing of the transaction

SAN FRANCISCO, November 17, 2022 – Getaround (“Getaround” or “the Company”), the world’s first connected carsharing marketplace, announced changes in its senior executive team and proposed Board of Directors to be in place at the closing of the InterPrivate II Acquisition Corp. business combination.

Tom Alderman, Getaround’s Vice President of Finance, has succeeded Laura Onopchenko as Chief Financial Officer. Onopchenko will remain with Getaround through November 30 to ensure an orderly transition, and remains a personal advisor to CEO Sam Zaid. Additionally, Ravi Narula has been nominated for election by InterPrivate II Acquisition Corp.’s shareholders to the post-business combination Board of Directors and, if elected, would serve as Audit Committee Chair.

“As Getaround prepares to go public, we are fortunate to bolster the executive and proposed Board of Directors ranks respectively, with Tom’s succession to CFO and Ravi expected to join the future Board and chairing the Audit Committee,” said Sam Zaid, Getaround’s Co-Founder and CEO.

Zaid continued, “Tom is a Getaround veteran who has developed a deep understanding of the company and the burgeoning carsharing category over his long tenure — we are pleased to appoint Tom to the role of CFO and look forward to him leading our finance operations. Tom has already played a key role in Getaround’s growth to date, leading key global finance functions for more than five years. With a unique blend of expertise across corporate finance, FP&A, investor relations, and equity capital markets, Tom’s continued leadership will help enable us to maximize shareholder value.”

“I am honored that Sam and the team are entrusting me to step into the role as Getaround’s CFO at such an important inflection point in our growth trajectory, as we plan to become a publicly traded company,” said Alderman. “I look forward to continuing to work closely with Sam and the rest of Getaround’s leadership team, as we continue to disrupt the transportation sector and focus on delivering value to all stakeholders.”

“On behalf of the Getaround team, I want to thank Laura for her outstanding contributions and unwavering commitment to Getaround over the past few years. Laura has played an important role in creating value and establishing a robust foundation for Getaround, and we wish her the best in the future,” added Zaid.

Alderman joined Getaround in 2017 and has approximately two decades of financial leadership with a focus on corporate finance and investment banking for leading companies in the broader technology ecosystem. As Vice President of Finance at Getaround, Alderman oversaw global corporate finance functions, including strategic finance, financial planning and analysis, investor relations, management accounting, corporate development, and risk finance. Prior to joining Getaround, he served as Vice President of Investment Banking at Piper Sandler, a leading investment banking firm, and previously as Vice President of Technology Investment Banking at Credit Suisse.

Narula currently serves as Chief Financial Officer at FinancialForce, a leading provider of customer-centric business applications across finance, services, and customer success teams. He brings deep and valuable experience to Getaround, having served as the Chief Financial Officer, Chief Accounting Officer, or as a board member of public companies, such as Ooma, Gigamon, and BigBand Networks. He has spent over 20 years helping high growth technology startups succeed as public companies.

“Carsharing is a growing and emerging category I’ve been excited about for many years. With Getaround’s proprietary digital, connected, and contactless experience, Sam and his team personify the innovation and thought leadership needed to succeed in these new categories,” said Narula. “As the company prepares to go public, I am delighted to have the opportunity to join the Board and offer my counsel and expertise.”

On May 11, 2022, Getaround announced its entry into a definitive business combination agreement with InterPrivate II Acquisition Corp. (NYSE: IPVA). Upon the closing of the business combination, which is expected in the second half of 2022, the combined publicly traded company will be named Getaround. For more information about the transaction, please visit https://www.getaround.com/investors.

About Getaround

Getaround, the world’s first carsharing marketplace offering a 100% digital experience, makes sharing cars and trucks simple through its proprietary cloud and in-car Connect® technology. The company empowers consumers to shift away from car ownership through instant and convenient access to desirable, affordable, and safe cars from entrepreneurial hosts. Getaround’s on-demand technology enables a contactless experience — no waiting in line at a car rental facility, manually completing paperwork, or meeting anyone to collect or drop off car keys. Getaround’s mission is to utilize its peer-to-peer marketplace to help solve some of the most pressing challenges facing the world today, including environmental sustainability and access to economic opportunity. Launched in 2011, Getaround is available today in approximately 950 cities across the United States and Europe. For more information, please visit https://www.getaround.com/.

About InterPrivate II Acquisition Corp

InterPrivate II Acquisition Corp. is a blank check corporation led by Chairman and CEO Ahmed Fattouh, Executive Vice Presidents Brian Pham and Alan Pinto, General Counsel Brandon Bentley, and Vice President James Pipe. InterPrivate is further guided by a group of notable investors and operating executives who serve as board members and senior advisors including: Jeffrey Harris, venture capitalist and lead independent director at Chargepoint; Susan Decker, former President of Yahoo! and lead independent director at Berkshire Hathaway; Tracey Brophy Warson, former Chair of Citi Private Bank; and Matthew Luckett, founder of Lampros Capital and former CIO of Balestra Capital.

Additional Information and Where to Find It

This press release relates to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2022, among InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), Getaround, Inc., a Delaware corporation (“Getaround”), TMPST Merger Sub I Inc. (“First Merger Sub”) and TMPST Merger Sub II LLC (“Second Merger Sub”) for a proposed transaction involving InterPrivate II and Getaround (the “Proposed Transaction”), but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 14, 2022. The definitive proxy statement/prospectus will be sent to all InterPrivate II stockholders when available. InterPrivate II also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate II, including statements regarding the benefits of the Proposed Transaction and becoming a public company, the anticipated timing of the completion of the Proposed Transaction, and Getaround’s growth plans, strategies and projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction and related capital raising required for closing may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum cash condition to closing, including funds in InterPrivate II’s trust account following redemptions by InterPrivate II’s public stockholders and alternative capital raising transactions, and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer preference and spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the impact of Getaround’s business model on reducing pollution and emissions given its scale; (xv) the ability of Getaround to maintain an effective system of controls over financial reporting; (xvi) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts; 9xvii) the ability of Getaround to respond to general economic conditions; (xviii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; (xix) risks associated with increased competition among providers of carsharing or other modes of transportation; (xx) the ability of Getaround to manage its growth effectively; (xxi) the ability of Getaround to achieve the expected benefits from strategic acquisitions; (xxii) the ability of Getaround to achieve and maintain profitability in the future; and (xxiii) the ability of Getaround to access sources of capital to finance operations and growth. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

InterPrivate

IR@InterPrivate.com

Investors

investors@getaround.com

Media

press@getaround.com